Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CycleBoard, Inc.
2925 College Ave. Unit B2
Costa Mesa, CA 92626
https://cycleboard.com/

Up to $1,069,991.33 in Common Stock at $7.27
Minimum Target Amount: $9,996.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CycleBoard, Inc.
Address: 2925 College Ave. Unit B2, Costa Mesa, CA 92626
State of Incorporation: DE
Date Incorporated: August 04, 2015

Terms:

Equity

Offering Minimum: $9,996.25 | 1,375 shares of Common Stock
Offering Maximum: $1,069,991.33 | 147,179 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.27
Minimum Investment Amount (per investor): $290.80

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$290 | Tier 1

$100 Gift Card on any purchase from our website + CycleBoard T-Shirt.

$500 | Tier 2

2% Bonus Shares + $100 Gift Card on any purchase from our website + 10% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$1,000 | Tier 3

4% Bonus Shares + $100 Gift Card on any purchase from our website + 15% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$2,500 | Tier 4

7% Bonus Shares + $250 Gift Card on any purchase from our website + 15% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$5,000 | Tier 5

10% Bonus Shares + $250 Gift Card on any purchase from our website + 20% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$10,000 | Tier 6

12% Bonus Shares + $500 Gift Card on any purchase from our website +25% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

Discounts are limited to full-price items purchased through www.cycleboard.com. Discounts cannot be combined with other offers or used for products that are already discounted. All discounts are limited to personal purchases for the investor only. Purchases made by the investor to give as gifts to close friends and family members are permitted with CycleBoard's approval, which will not be unreasonably withheld. Any use of the discount other than for personal purchases or for gifts to close friends and family members is strictly prohibited. Purchases for resale are also strictly prohibited. CycleBoard expressly reserves the right to terminate an investor's discount if it reasonably believes the discount has been used to make a purchase that was not for the investor's personal use or as a gift with CycleBoard's prior approval. Any advertising of the discount in any fashion is strictly prohibited and is grounds for termination of the discount. If in doubt about whether the use of a discount is proper, contact support@cycleboard.com for clarification.

The 10% Bonus for StartEngine Shareholders

CycleBoard, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $727. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

CycleBoard designs, develops, manufactures, and sells light personal electric vehicles. Our patented lean-to-steer technology is incredibly intuitive and is designed to appeal to all types of riders, conservative or aggressive. We believe the CycleBoard is one of the only devices on the market with a level of rideability similar to that of a bicycle, thereby appealing to a large segment of the population.

Our unique design creates a clear distinction from competitors providing brand visibility to consumers and an opportunity for investors. We are currently in our 5th production run totaling approximately 2,900 units with a well-established supply chain and deep experience with our manufacturing partner. Since inception, we've achieved approximately $4,900,000 in lifetime sales with roughly $2,450,000 coming in 2020.

Previous Litigation: Pacific Equity Group previously owned a business in Idaho Falls, Idaho named Press-A-Print International LLC ("PAP"). PAP sold pad printing and screen printing equipment to individuals across the nation. It was a home-based business that offered an opportunity for individuals to own their own business. PAP had a salesforce of over twenty (20) individuals that sold at different trade shows throughout the United States. In 2005, at a trade show in the state of Washington, PAP had its most reputable salesperson run the trade show. An individual from the attorney general's office was in attendance and said that he heard PAP's salesperson make a guarantee that if you bought the system you would make money. Brent Overfelt was the President of PAP at the time and truly believed that the salesperson did not make the alleged guarantee. PAP paid a small fee, but unfortunately, Mr. Overfelt was the President and agent of process and was regrettably labeled with the violation even though he was not even in the state at the time the violation occurred.

Competitors and Industry

The Light Personal Electric Vehicle (LPEV) industry is exploding with lots of options that range from 2-wheel electric scooters, e-bikes, electric skateboards, and many types of self-balancing boards.

However, the market for the types of products listed above is crowded with many options for similar products forcing companies to invest more in marketing dollars to try and differentiate themselves. CycleBoard is a unique product that is visually differentiated by design, easily captures attention, and is an exciting alternative to other personal electric vehicles.

Current Stage and Roadmap

CycleBoard began with one street model and has expanded its product line-up to 4 models which include higher performance street models and all-terrain models. We have produced and shipped roughly 2,900 total units with another 1,000 units currently in production.

We are exploring the addition of an APP for individual customers and fleet management. Multiple models are in their second generation with improvements and features added and we have several new projects in the development stage. We have 5 years of experience in R&D, prototyping, testing, and manufacturing as well as 3 1/2 years of experience working directly with our customers gaining valuable feedback and insight into the customer's wants and needs.

To date, we have been granted 3 patents for the CycleBoard design. One utility patent for the steering system and 2 design patents for the deck and overall look and design. The patents have been granted to the CEO and Founder, Phillip LaBonty, who has assigned the patents to CycleBoard, Inc.

The Team

Officers and Directors

Name: Phillip LaBonty

Phillip LaBonty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, & Board Member
  Dates of Service: August 05, 2015 - Present
  Responsibilities: The CEO's responsibilities are to create the CycleBoard brand and products and to manage day-to-day operations. The CEO is intimately involved in all areas of the business and oversees, guides and manages all product design and development activities, as well as manufacturing, operations, sales and marketing. Phillip LaBonty's salary is $120,000 annually and his equity ownership is 54%.

Name: Ron Millar

Ron Millar's current primary role is with Mariners Companies. Ron Millar currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Consulting CFO
  Dates of Service: February 01, 2016 - Present
  Responsibilities: As Consultant CFO, Ron Millar oversees all financial and accounting activities and projections. He works closely with the CEO, bookkeeper, and outside accountants to ensure all books and records are accurate as well as creating and managing financial models and projections for future growth. Ron is a non-salaried officer, has 2% equity, and works 4-5 hours per week on CycleBoard.

Other business experience in the past three years:

- **Employer:** Mariners Companies
  Title: CFO
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Oversee accounting and investment activities and objectives

Name: Steve Olson

Steve Olson's current primary role is with Mariners Companies. Steve Olson currently services 3-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 27, 2016 - Present
  Responsibilities: Steve Olson is committed to the long-term interests of the company and meets with our board regularly to assist with strategic direction, business operations, help set policies, approve business decisions, evaluate executive performances and fulfill fiduciary responsibilities.

Other business experience in the past three years:

- **Employer:** Mariners Companies
  Title: Principal
  Dates of Service: January 06, 2007 - Present
  Responsibilities: Real Estate and private equity investment, acquisition and management.

Name: Brent Overfelt

Brent Overfelt's current primary role is with Pacific Equity Group. Brent Overfelt currently services 3-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 27, 2016 - Present
  Responsibilities: Brent Overfelt is committed to the long-term interests of the company and meets with our board regularly to assist with strategic direction, business operations, help set policies, approve business decisions, evaluate executive performances and fulfill fiduciary responsibilities.

Other business experience in the past three years:

- **Employer:** Pacific Equity Group
  Title: President
  Dates of Service: January 01, 1999 - Present
  Responsibilities: Real Estate and private equity investment acquisition and management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants of one type of product, building and selling electric scooters. Our revenues are therefore dependent upon the market for electric scooters.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
CycleBoard was formed on 9/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CycleBoard has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 patents as well as various trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year

litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our patents and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. We currently hold 3 issued patents as well as a portfolio of designs and engineering drawings and we believe these are the most valuable components of our intellectual property and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our products and the market that we are in. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in the United States. Even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection.

There could be other patents or intellectual property in existence that we could be infringing on.

Because our product is a mechanical device, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

There are several potential competitors who are better positioned than we are to take the majority of the market.

The electric scooter industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

The nature of the product means there is a high likelihood we will face product liability lawsuits.

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to our products. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our products continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments.

We expect to generate a significant amount of growth from the investments we will make into increased production and marketing following this offering. However, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in China to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

We purchase our CycleBoard products from our partner in China. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar and the Chinese Yuan. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the Chinese Yuan, our products will likely cost us more to purchase and adversely impact the economics of our business and your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the electric scooter/vehicle industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the cost of capital, and the perceived synergies between our Company and the acquirer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Phillip M LaBonty	808,500	Common Stock	54.0
Olson Family Trust	82,500	Common Stock	
Olson Family Trust	330,000	Series Seed Preferred Stock	25.0
Brent and Shea Overfelt Family Trust	330,000	Series Seed Preferred Stock	20.0

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 147,179 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 990,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 660,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The Series Seed Preferred Stock has specific rights, preferences, powers, privileges and restrictions, qualifications and limitations and can be found in Section B of the Certificate of Incorporation attached in Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $660,000.00
  Number of Securities Sold: 660,000
  Use of proceeds: Inventory and marketing
  Date: April 15, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 990,000
  Use of proceeds: Founder Issuance upon converting from LLC to C-Corp
  Date: April 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company revenues have grown from $668,985 in 2017 to $632,434 in 2018, to $1,160,897 in 2019, and $2,537,130 in 2020. The relatively flat year-over-year growth in 2018 was the result of changing manufacturing partners, which delayed inventory, and put CycleBoard, Inc in a pre-sales only selling environment for part of the year. Year-over-year revenue growth in 2020 was 118%.

Cost of goods sold has been negatively impacted by the 2018 Trump tariffs and the aforementioned change in manufacturing partnership. Management projects gross profit margins to expand in 2021 as we streamline the product offering and focus on our highest margin boards. A retraction of the Trump tariffs would have a material positive impact on gross profit margins.

Historical results and cash flows:

Since 2015, CycleBoard made heavy investments in product design and engineering, tooling, and testing.

In 2018, CycleBoard solidified its parts and manufacutring relationships.

In 2019 and 2020, CycleBoard invested heavily in inventory to keep up with consumer demand.

Now CycleBoard is poised for explosive growth leveraging those investments along with everything we've learned from multiple production runs and feedback from 2,900+ customers.

The company believes that it will keep improving its sales and reducing costs in 2021, we've learned a lot from our historical sales, customer needs, marketing spend and seasonality. The company outlook is promising as management believes that its product is unique and different, which creates a competitive advantage that sets the company apart and is valuable to the customer such as our patented lean-to-steer technology that offers a riding platform that is remarkably intuitive and is designed to appeal to all types of riders, conservative or aggressive. Management believes the CycleBoard is one of the only devices on the market with a level of rideability similar to that of a bicycle, thereby appealing to a massive segment of the population. CycleBoard's unique design creates a clear distinction from competitors providing brand visibility to consumers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's cash balance as of December 31, 2020, is in the amount of $245,879.

The company holds two credit card accounts. The outstanding credit card balance as of December 31, 2020, was $15,369.

On March 12, 2018, the company received a line of credit in the amount of $335,000 from investor Brent Overfelt, and another credit line in the amount of $925,000 from investor Steve Olson. The line of credit accrues at 1% interest annually and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for both credit lines was $1,260,000. The entire line of credit is classified as current.

On August 27, 2020, the company entered into a $106,156 inventory financing agreement with Clear Finance Technology Corp. The interest of $6,369 together with the principal will be paid weekly from the company's net weekly sales. The revenue share payable is equal to 15% of net weekly sales until the full principal and interest amount has been paid in full. The outstanding balance as of December 31, 2020, is $68,770.

On November 18, 2020, the company entered into a $206,250 inventory financing agreement with Wayflyer, Inc. The interest of $12,375 together with the principal will be paid weekly from the company's net weekly sales. The revenue share payable is equal to 18% of net weekly sales until the full principal and interest amount has been paid in full. The outstanding balance as of December 31, 2020, is $144,123.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not critical to our current operations but will have a significant positive impact on our ability to fund inventory for growth. Our lead investor, Steve Olson has indicated plans to increase our existing credit line if necessary and we will also generate income through sales. The market value of our incoming inventory (1,000 Rover units) is over $2,000,000 and our balance due to our supplier is $615,000. We will receive the inventory, sell it, then use that cash to continue to pay down the $615,000 balance as we earn it. We also have roughly $450,000 in existing inventory in stock.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. With our existing line of credit and inventory financing, we can continue to produce more inventory, invest in sales and marketing and grow organically. However, mangement believes now is the time to expand our sales and marketing efforts and an equity raise would help accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will continue to operate leveraging its existing line of credit from investors Steve Olson and Brent Overfelt along with its inventory financing/revenue share agreements with Clear Finance Technology Corp. and WayFlyer, Inc.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise, it would allow us to grow rapidly since the capital will primarily go to funding inventory and allow us to maintain stock supporting our sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future, additional sources of capital may be available to the company through future investment rounds, at this time no specific plans have been made.

Indebtedness

- **Creditor:** Brent Overfelt
  Amount Owed: $335,000.00
  Interest Rate: 1.0%
  On March 12, 2018 the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt. The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $335,000 to Brent Overfelt. The entire line of credit has been classified as current.

- **Creditor:** Steve Olson
  Amount Owed: $925,000.00
  Interest Rate: 1.0%
  On March 12, 2018 the company received a line of credit in the amount of $925,000 from investor Steve Olson. The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $925,000 to Steve Olson. The entire line of credit has been classified as current.

- **Creditor:** Clear Finance Technology Corp

Amount Owed: $68,770.00
Interest Rate: 6.0%
On August 27, 2020, the company entered into a $106,156 inventory financing agreement with Clear Finance Technology Corp. The interest of $6,369 together with the principal will be paid weekly from the company's net weekly sales. The revenue share payable is equal to 15% of net weekly sales until the full principal and interest amount has been paid in full. The outstanding balance as of December 31, 2020 is $68,770.

- **Creditor:** Wayflyer, Inc
  Amount Owed: $144,123.00
  Interest Rate: 6.0%
  On November 18, 2020, the company entered into a $206,250 inventory financing agreement with Wayflyer, Inc. The interest of $12,375 together with the principal will be paid weekly from the company's net weekly sales. The revenue share payable is equal to 18% of net weekly sales until the full principal and interest amount has been paid in full. The outstanding balance as of December 31, 2020 is $144,123.

- **Creditor:** SBA PPP Loan
  Amount Owed: $3,950.00
  Interest Rate: 1.0%
  Maturity Date: April 17, 2022

Related Party Transactions

- **Name of Entity:** Brent Overfelt
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On March 12, 2018, the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt.
  Material Terms: The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $335,000 to Brent Overfelt. The entire line of credit has been classified as current.

- **Name of Entity:** Steve Olson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On March 12, 2018 the company received a line of credit in the amount of $ 925,000 from investor Steve Olson.
  Material Terms: The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $925,000 to Steve Olson. The entire line of credit has been classified as current.

Valuation

Pre-Money Valuation: $11,995,500.00

Valuation Details:

CycleBoard, Inc.'s pre-money valuation is $11,995,500. After considering current equity market conditions and the state of the company, CycleBoard's board of directors has determined that this is a reasonable valuation when considering the following:

- CycleBoards's IP, which includes 3 granted utility and design patents in the US and CycleBoard's trade secrets regarding design, engineering, and manufacturing.

- CycleBoard's growing brand and customer base, primarily in the US market to date.

- CycleBoard's year-over-year sales growth from 2019 to 2020 achieving approximately $2,450,000 in gross sales in 2020 and approximately $4,900,000 in gross sales since inception.

- The large electric scooter market estimated at 18.6 billion in 2019 and projected to reach 41.98 billion by 2030 globally.

- The experience and track record of entrepreneurial success of the CEO and board members.

- CycleBoard's manufacturing experience and established relationship with its supply chain and assembly factory.

The Company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  We will use a portion of the funds to support our marketing strategy and pay for costs associated with marketing our products primarily online.

- *Inventory*
  35.0%
  We will use a portion of the funds to place new inventory orders to ensure we maintain stock to support demand as we grow.

- *Company Employment*
  10.0%
  It's possible we will hire 1-2 new employees this year in the sales and marketing departments to help support our growth.

- *Research & Development*
  5.0%
  We plan to use a portion of the funds raised to support research and development and product testing as we introduce new models to the market later this year.

- *Operations*
  20.0%
  We plan to use a portion of the funds raised to support operational growth as we attempt to scale gross sales and introduce new models to the market.

- *Working Capital*
  6.5%
  We plan to use a portion of the funds for operating capital as necessary to support our growth.

If we raise the over allotment amount of $1,069,991.33, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  35.0%
  Our sales are growing so we will use a portion of the funds raised to place new inventory orders for our products. The payment terms with our factory are 30% at the time of order and 70% at the time of shipping. We receive the goods approximately 30 days after they are shipped to us from our factory.

- *Company Employment*
  10.0%
  We plan to use a portion of the funds raised to hire 2-3 new positions in the sales and marketing departments.

- *Marketing*
  20.0%
  We plan to use a portion of the funds to support our expanded marketing strategy and increase our digital marketing efforts to reach larger audiences.

- *Research & Development*
  5.0%
  We plan to use a portion of the funds raised to support on-going research and development efforts. We continually strive to improve our products and

innovate new concepts to bring more value to our customers.

- *Operations*
  20.0%
  We plan to use up to 20% of the funds raised for operations to support our growing business as we continue to scale up.

- *Working Capital*
  6.5%
  We plan to use a portion of the funds raised as working capital for various expenses like tooling, sample parts and prototypes, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cycleboard.com/ (www.cycleboard.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/cycleboard

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CycleBoard, Inc.

[See attached]

CYCLEBOARD, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
CycleBoard, Inc.
Costa Mesa, California

We have reviewed the accompanying financial statements of CycleBoard, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 22, 2021
Los Angeles, California

CYCLEBOARD, INC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 245,879	$ 15,020
Accounts receivable—net	4,387	19,029
Inventories	879,975	1,103,985
Total current assets	**1,130,241**	**1,138,034**
Property and equipment, net	73,241	20,545
Total assets	**$ 1,203,483**	**$ 1,158,579**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 313,245	$ 529,082
Credit Card	15,369	21,377
Line of Credit	1,260,000	770,000
Current portion of Long Term Loan	3,950	79,045
Sale of Future Receipt	212,894	-
Other current liabilities	61,322	338,391
Total current liabilities	**1,866,779**	**1,737,896**
Total liabilities	**1,866,779**	**1,737,896**
STOCKHOLDERS' EQUITY		
Common Stock	10	10
Preferred Stock	7	7
Additional Paid-in capital	997,768	997,768
Members equity	-	-
Retained earnings/(Accumulated Deficit)	(1,661,082)	(1,577,101)
Total stockholers' equity	**(663,297)**	**(579,316)**
Total liabilities and stockholders' equity	**$ 1,203,483**	**$ 1,158,579**

See accompanying notes to financial statements.

CYCLEBOARD, INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	2,537,130	1,159,642
Cost of goods sold	1,982,850	812,887
Gross profit	554,279	346,755
Operating expenses		
General and administrative	363,231	463,538
Sales and marketing	253,893	233,600
Total operating expenses	617,124	697,138
Operating income/(loss)	(62,845)	(350,383)
Interest expense	21,136	6,448
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(83,980)	(356,831)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	(83,980)	(356,831)

See accompanying notes to financial statements.

CYCLEBOARD, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Members Equity	Common Stock		Preferred Stock		Additional Paid in Capital	Accumulated	Total Shareholders'
	Amount	Shares	Amount	Shares	Amount	(APIC)	Deficit	Equity
Balance—December 31, 2018	997,785	-		-			(1,220,271)	(222,486)
Shareholder contribution								
Conversion from LLC to C Corp	(997,785)	990,000	10	660,000	7	997,768		-
Net income/(loss)				-			(356,831)	(356,831)
Balance—December 31, 2019	$ -	990,000	10	660,000	7	997,768	(1,577,101)	$ (579,316)
Net income/(loss)	-			-			(83,980)	(83,980)
Shareholder contribution				-				-
Conversion from LLC to C Corp	-	-	-		-	-		-
Balance—December 31, 2020	-	990,000	$ 10	660,000	$ 7	$ 997,768	(1,661,081)	$ (663,297)

See accompanying notes to financial statements.

CYCLEBOARD, INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (83,980)	$ (356,831)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	5,870	41,235
Changes in operating assets and liabilities:		
Accounts receivable	14,642	(19,029)
Inventory	224,010	(372,971)
Prepaid expenses and other current assets	-	-
Accounts payable and accrued expenses	(215,837)	189,428
Credit Cards	(6,009)	4,091
Other current liabilities	(277,069)	(216,436)
Net cash provided/(used) by operating activities	**(338,373)**	**(730,513)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(58,566)	(32,880)
Net cash provided/(used) in investing activities	**(58,566)**	**(32,880)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Credit Lines	490,000	635,000
Borrowing of Loan Payable	3,950	100,000
Repayment on Loan Payable	(79,045)	(20,955)
Sale of Future Receipt	212,894	
Net cash provided/(used) by financing activities	**627,799**	**714,045**
Change in cash	230,860	(49,347)
Cash—beginning of year	15,020	64,367
Cash—end of year	**$ 245,879**	**$ 15,020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 21,136	$ 6,448
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

CycleBoard, Inc. previously known as Cycleboard, LLC was formed on April 8, 2015 in the state of California. On April 4, 2019, Cycleboard LLC underwent a conversion from a Californian Limited Liability Company to a Delaware C Corporation called Cycleboard, Inc. The financial statements of CycleBoard, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California.

"CycleBoard is a California lifestyle brand building innovative stand-up electric vehicles designed for anyone to ride. Our products are created for the adventurer looking for the best combination of safety and fun. The CycleBoard leverages our patented 3-wheel, lean-to-steer technology and is inspired by Southern California's rugged outdoors, beach, and urban lifestyle." CycleBoard is building premium light personal electric vehicles designed and engineered to reduce the fall risk commonly associated with stand-up riding. Our boards offer superior stability using dual front wheels, a single rear wheel, a stability bar and our patented lean-to-steer system.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tooling	3-5 years
Computer and office equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

CycleBoard, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The company earns revenues from the sale of its brand electric vehicles directly to consumers through its website. The Company currently sells 4 models in its product lineup optimized for street and all-terrain use.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of labor, commissions, distribution services, federal excise tax, freight and delivery, input material and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $253,893 and $233,600, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020		2019	
Finished Goods	$	879,975	$	1,103,985
Total Inventories	$	879,975	$	1,103,985

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2020		2019	
Advance payment			$	293,735
Tax liabilities		61,322		44,656
Total Other Current Liabilities	$	61,322	$	338,391

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020		2019	
Tooling		237,406		184,366
Computer and office equipment		9,852		4,326
Accumulated depreciation		(174,017)		(168,147)
Property and Equipment, Net	$	73,241	$	20,545

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,870 and $41,235respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 10,000,000 of Common stock with a par value of $ 0.00001. As of December 31, 2020, 990,000 shares of common shares have been issued and are outstanding.

Preferred Stock

The Company's authorized preferred share capital consisted of 1,000,000 of preferred stock with a par value of $0.00001. As of December 31, 2020, 660,000 shares of preferred shares have been issued and are outstanding

On April 4, 2019, the Company underwent Conversion from a Californian Limited Liability Company to a Delaware Corporation. Upon Conversion of the LLC, the members of the Company exchange their membership units for 990,000 shares of Common stock and 660,000 shares of Preferred stock in Cycleboard, Inc.

7. DEBT

Loans

During 2019 and 2020, the Company received loans in the aggregate amount of $110,000 from Paypal and the Small Business Administration (SBA). The details of the Company's loans, the terms and the outstanding balances are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Paycheck Protection Loan	$ 10,000	1.00%	Fiscal Year 2020	4/16/2022	100	100	3,950		3,950					-
Loan - PayPal	$ 100,000	8.69%	Fiscal Year 2019	10/4/2020					-	8,694	8,694	79,045		79,045
Total					$ 100	$ 100	$ 3,950	$ -	$ 3,950	$ 8,694	$ 8,694	$ 79,045	$ -	$ 79,045

Line of Credit

On March 12, 2018 the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt, and another credit line in the amount of $ 435,000 from investor Steve Olson. The line of credit of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. During 2020, the one credit line was increased for $490,000, As of December 31, 2020 and December 31,2019, the outstanding amount for both credit lines were $1,260,000 and $ 770,000, respectively. The entire line of credit has been classified as current.

Forward Financing

During fiscal year 2020, the Company entered into the finance agreement with Wayflyer in the amount of $206,250. It bears fixed transaction fee amount of $12,375. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31,2020, the outstanding balance of this kind of financing is in the amount of $144,123, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Clear Finance Technology Corp. in the amount of $106,156. It bears fixed transaction fee amount of $6,369. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31,2020, the outstanding balance of this kind of financing is in the amount of $68,770, and entire amount is classified as the current portion.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 76,366	$ 16,852
Valuation Allowance	(76,366)	(16,852)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended October 31,	2020	2019
Net Operating Loss	$ (244,763)	$ (219,704)
Valuation Allowance	244,763	219,704
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $820,253, and the Company had state net operating loss ("NOL") carryforwards of approximately $820,253. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On March 12, 2018 the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt, and another credit line in the amount of $ 435,000 from investor Steve Olson. The line of credit of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. During 2020, the one credit line was increased for $490,000, As of December 31, 2020 and December 31,2019, the outstanding amount for both credit lines were $1,260,000 and $ 770,000, respectively. The entire line of credit has been classified as current.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 24, 2020, the Company entered an office lease agreement with McCray Properties LLC in the amount of $2,362 per month. The lease commenced on August 1, 2020 and expired on July 31, 2021. The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2020	$ 20,510
2021	-
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	$ 20,510

Rent expense was in the amount of $ 12,250 as of December 31, 2020.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 22, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $83,980 an operating cash flow loss of $338,373 and liquid assets in cash of $245,879, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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CycleBoard, Inc.

The personal electric vehicle, reimagined



 Website   📍 Costa Mesa, CA   CONSUMER PRODUCTS

Located in southern California, CycleBoard designs, develops and manufactures light personal electric vehicles based on our patented steering technology and 3-wheel platform. Our electric vehicles are fun, functional and easy to ride.

$17,261 raised ⓘ

32 Investors	**$12M** Valuation
$7.27 Price per Share	**$290.80** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- 110% year over year sales growth from 2019 to 2020 and $4,900,000 in total sales

- Unique design + intuitive steering technology with 3 design and utility patents granted

- 18.6 billion-dollar electric scooter market in 2019 expected to reach 41.98 billion by 2030

Rewards

Get rewarded for investing more in CycleBoard, Inc.:

$290+
Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus. F details on the bonus, please see th Offering Summary section below

Micro-mobility electric vehicles designed for real people

CycleBoard is creating light personal electric vehicles designed and engineered to reduce the fall risk commonly associated with stand-up riding. While other micro-mobility products put heavy emphasis on smaller designs that oftentimes are less stable, we believe our electric vehicles offer riders a greater level of control and maneuverability by combining our patented lean-to-steer system and 3-wheel platform.



The electric scooter market is estimated to reach $41.98B by 2030. We believe that the advanced stability of our electric vehicles will continue to attract the attention of people seeking better micro-mobility solutions to improve the way they move.

THE PROBLEM

Existing light personal electric vehicles carry too much fall risk

The micro-mobility market is exploding, however, we believe it lacks products that adequately address consumers' needs for local transportation solutions that offer a high fun factor and level of ride-ability & stability that appeals to the mass public.



Friends and Family Early

Invest within the first 48 hours and receive additional 20% bonus shar

0	23	34
days	hours	mir

$290+
Investment

Tier 1

$100 Gift Card on any purchase fr website + CycleBoard T-Shirt.

$500+
Investment

Tier 2

2% Bonus Shares + $100 Gift Card any purchase from our website + any full-priced products sold throu our website, excluding shipping ar taxes + CycleBoard T-Shirt.

$1,000+
Investment

Tier 3

4% Bonus Shares + $100 Gift Card any purchase from our website + any full-priced products sold throu our website, excluding shipping ar taxes + CycleBoard T-Shirt.

$2,500+
Investment

Tier 4

7% Bonus Shares + $250 Gift Card any purchase from our website + any full-priced products sold throu our website, excluding shipping ar taxes + CycleBoard T-Shirt.

$5,000+
Investment



As populations grow, cities and urban areas are becoming more impacted increasing the costs, time and headaches associated with traffic, parking and local transportation. People are looking for safe/fun alternatives that not only serve as a utility but offer a recreational benefit as well.



In US cities today, almost 50% of ALL car trips are under 3 miles.
We believe
there is a better way to MOVE.



Tier 5

10% Bonus Shares + $250 Gift Car any purchase from our website + any full-priced products sold throu our website, excluding shipping ar taxes + CycleBoard T-Shirt.

$10,000+

Investment

Tier 6

12% Bonus Shares + $500 Gift Car any purchase from our website +2 any full-priced products sold throu our website, excluding shipping ar taxes + CycleBoard T-Shirt.

CycleBoard redefines stability and gives riders a greater level of control

We accomplish this by combining our **patented** lean-to-steer technology with a stability bar, dual front wheels, and a single rear wheel.



Our proprietary handle is extremely durable and is designed to support loads up to 75lbs providing the opportunity to safely transport cargo on the front. Additionally, CycleBoard's 3-wheel platform is ideally suited to pull a trailer for additional cargo.



More Stability & Control means a Lot more Fun!

CycleBoard Testimonial - See Brandon's Story



These testimonials may not be representative of the experience of other customers & are not a guarantee of future performance or success.

HOW IT WORKS

JUST LEAN

The Cornerstone of every CycleBoard we build is our patented linkage system (PLS) that amplifies the degree of wheel turn to match the gentle lean of the rider. We believe the CycleBoard is the only light personal electric vehicle on the market with a level of ride-ability similar to that of a bicycle, thereby appealing to a large segment of the population.





Portability is Key

All CycleBoard models use our proprietary folding handle mechanism to quickly fold the handle for easy storage and transportation.



Our vehicles are primarily built from high-grade aluminum and steel materials and designed to withstand the rigors of daily use. If taken care of, customers can expect their CycleBoards to last 5-10 years with little maintenance required. Most parts are user-replaceable and we provide full support from our southern California HQ.



The ultimate light Personal Electric Vehicle

In addition to advanced steering technology, our electric vehicles are packed with features that bring more value to our customers. Features like front and rear suspension and custom pneumatic tires create a smooth and soft ride, hybrid electronic + hydraulic braking provides more granular control and stopping power, and powerful motors and long-range batteries provide a more exciting and longer-lasting riding experience.



Energy Efficient
with Low Operating Costs

CycleBoards power systems are highly efficient equating to roughly 0.4 cents per mile depending on the model used. This means you can travel approximately 250 miles per $1 of electricity.

Brushless Hub Motors		Lithion-ion Batteries	
	48-60V / 450 - 1800W Motor Power	460 - 1152 Wh Total Capacity	
	22 - 27 Mph Top Speed	20 - 40 Miles Per Charge	
	20-30% Hill Grade	3 - 7 Hours to Fully Charge	
Direct Drive brushless hub motors sealed inside the Rear Wheel		Reliable & Energy Dense LG & Samsung Lithion-ion Battery Packs	

THE MARKET ─────────────────────────────────

Impacted urban areas and increased

micro-mobility EV adoption create significant opportunity for CycleBoards Growth.

The Electric Scooter Market is expected to grow from 18.6 Billion in 2019 to 42 billion by 2030 globally.



U.S. Electric Scooter Market Size, by battery type, 2019-2030 (USD Billion)





Market Trends:

In the US, shared e-scooter ridership increased from 39 million trips in 2018, to 86 million trips in 2019.

Light personal electric vehicles are consistently being seen as more and more useful and some cities have even begun redefining car lanes to create more space for bikes and scooters as people avoid public transportation due to Covid-19.





Types of Markets:

in the Light Personal Electric Vehicle Space



Recreational Riders



Commuters'



Police Departments & City Works



Rental Fleets



Military



Postal Carriers



Airports



College & Corporate Campuses



Golf Courses



Local Delivery Services



RV Industry



Hotels & Resorts

OUR GROWTH & TRACTION

$4.9M in lifetime sales and 110% sales growth from 2019 to 2020

Since introducing the CycleBoard to the market in 2016, we have achieved approximately **$4,900,000 in lifetime sales** and 2020 was a banner year with **110% year over year sales growth** compared to 2019.

$3M

$2M






Sales from 2016-2020



$4.9M
Total Sales

2019
Total Sales   **$1,170,000**

2020
Total Sales   **$2,459,000**



110%
Yearly Growth



Sales Growth Trend 2019-2020

We currently have customers in over 45 states and are pursuing distribution relationships with partners in multiple countries.



Manufacturing Experience

We've successfully completed **5 production runs** and delivered approximately **2,900 units** to customers.



We've been Granted 3 Design & Utility Patents

United States Patent

Patent No. **US 9,6,010,998 B1**
Patent No. **US D781,962 S**
Patent No. **US D802,682 S**







Fig. 1



Fig. 2

To date our primary markets have been commuters, recreational users, rental companies, delivery services and other niche markets.

A few other markets where we have received interest and see potential demand include police departments and the golf industry.





The single rider golf vehicle market is rapidly growing and we see opportunity for direct sales to end users as well as fleet orders from golf courses and golf distributors.



THE BUSINESS MODEL

Direct to Consumer: Owning the Customer Relationship

To date, nearly all product sales have been captured through digital through our www.cycleBoard.com website. Most sales have been direct to consumers and we have learned a tremendous amount working directly with our end-user customer that continues to inspire product improvements and new product development.







Direct...   **...To Consumer**

Although the US is our primary market, we also have a capable distribution partner in Europe who has ordered 200+ units and we are excited about the growing market size and opportunity there.

We currently have 4 CycleBoard models ranging in price from **$1,499** to **$2,699**. A challenge we've faced is keeping inventory in stock - with this raise we will be able to increase inventory to meet the growing demand.



Street Series

Top Speed	Up to	Up to
25MPH	25 Mile Range*	20% Incline*

Available in:





All-Terrain Series

Top Speed	Up to	Up to
27MPH	40 Mile Range*	30% Incline*

Available in:



HOW WE ARE DIFFERENT

Creating a new category in light personal electric vehicles

Due to our innovative 3-wheel lean to steer design and the enhanced stability and ease of use, CycleBoard is creating a new category in light personal electric vehicles that we believe appeals to a broader range of people.



In contrast to the mess you see above, the self-standing CycleBoard inspires rider confidence with remarkable stability and a fresh approach to stand up riding inviting more people to join the micro-mobility revolution.



Recreation and Board Sports Enthusiasts

We continue to push the boundaries in power and performance to create more exciting products and we are very excited about our product development pipeline. We believe market trends in the board sports category will create another exciting area for our growth.







$22.1B

$17.5B

Global Market of Board Sports 2020-2027 Growth Trend

CycleBoard is a
Veteran owned company



CycleBoard is designed, engineered & supported

from our Southern California headquarters.

THE VISION

To become the new standard in Light Personal Electric Vehicle Stability

Our goal is to shape consumer expectations for more stable personal electric mobility solutions and to open doors for all people to enjoy the freedom, fun and function of personal electric vehicle ownership.



We have a variety of **New Features and Models** in various stages of development and are creating advancements in power & performance, suspension systems, steering stability & rider control, as well as an APP for individual customers and fleet management. Our app is currently under development and is not yet available to the public.


CYCLEBOARD

Our team carries an unrelenting commitment to bringing innovative and exciting personal electric vehicles that re-define how people move. We are confident in our ability to execute with speed, iterating to the highest quality product possible.

**The above is a rendering of a future mobile application. Images are computer-generated demo versions*

computer-generated demo versions.

Product is still currently under development



We're creating Micro-Mobility EV's that all people can ride, not just a few

CycleBoard's unique design creates a clear distinction from competitors providing brand visibility to consumers and opportunity for investors.

We've experienced over **100%** sales growth in the last year...

and we believe this growth combined with the growing awareness of the benefits of light personal electric vehicles and increased urbanization puts CycleBoard in an ideal position for continued growth.









LOVE MY ROVER

I can't say enough about my ROVER! It is so fun and so stable (compared to my previous 2 wheel scooter). I don't even classify this as a scooter.... it's a machine, it's a beast! It's so fun, you can't just go straight. I'm constantly carving and weaving through the roads. My husband got one right after I did too. When we ride down 1st street (Jax Beaches, FL).... every one turns and looks! Even had someone in a golf cart say "hey, that's a Cycleboard". Very happy to represent North Florida on my Cycleboard.

Dee. D.
Verified Customer ✅ ⭐⭐⭐⭐⭐

With roughly **2,900 boards** shipped since inception & **$4.9M in total sales**, CycleBoard has a growing customer base and brand.



This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We see crowdfunding as an ideal opportunity for our community of customers and advocates to benefit from our growth and we invite you to **Invest in CycleBoard** and **join us in our mission to improve micro-mobility** with our **intuitive, eco-friendly,** and **fun electric vehicles.**

Meet Our Team





Phillip LaBonty

CEO / Founder

Phillip LaBonty is the CEO & Founder of CycleBoard. He has been granted multiple design and utility patents for the CycleBoard design. He graduated from Auburn University in 1996 with a degree in Biomechanics. He is a US Army Veteran receiving a Bronze Star during the Desert Storm War in Iraq and also spent 3 years as a Firefighter and EMT. Phillip is an experienced entrepreneur and CEO with a history of success, he was the CEO & Founder of a successful finance company for 10 years reaching 40 million in sales annually prior to starting CycleBoard. Phillip is fiercely passionate about the personal electric vehicle space and designing products that make a difference in people's lives.





Ron Millar

CFO Consultant

Ron Millar is the CFO Consultant for CycleBoard, Inc. Ron is a member of CycleBoard's management team and assists with the development of financial and operational strategy. He is responsible for forecasting, budgeting, accounting, and financial and tax strategy and works on CycleBoard related matters about 5 hours per week. In addition, Ron is Vice President of Finance for Mariners Companies, a real estate-focused investment firm headquartered in Newport Beach, CA. At Mariners Companies, Ron is responsible for portfolio acquisitions, deal underwriting, portfolio management, accounting, and investor reporting. Prior to joining CycleBoard, Inc. and



Luke Allee

Mechanical Engineer

Luke Allee is a Mechanical Engineer with CycleBoard and is involved in all aspects of the design, engineering, and manufacturing process. Luke graduated from the University of California Los Angeles with a degree in Mechanical Engineering in 2018. Luke has been handcrafting custom surfboards and other related products since the age of 13 with a focus on quality and timeless design. Luke works closely with the CEO to improve and evolve CycleBoard's products by pushing the boundaries of safety, quality, and performance.



Jordan Rabot

Industrial Designer

Jordan Rabot is in charge of Industrial Design at CycleBoard. Graduating from California State University Long Beach with a B.S. in Industrial Design, Jordan specializes in new concept design and development as well as product animation. Jordan's design approach is most influenced by biomechanics and human movement and he thrives on the opportunity to improve user experiences.





Cameron Garcia

Content Creator and Head of Marketing

Cameron Garcia is the Head of Marketing and Content Creation CycleBoard. He is a motion graphics animator, graphic designer, and illustrator based in Orange County CA. He graduated from Northern Arizona University in 2016 where he earned a Bachelor of Fine Arts Degree in Visual Communications with an emphasis in graphic design. His background includes extensive work with branding, website development, packaging design, marketing, and motion graphics.



joining CycleBoard, Inc. and Mariners Companies, Ron worked in the capital markets groups at Arch Bay Capital, Lehman Brothers, Citigroup, and Merrill Lynch. Ron received an MBA from the University of California, Irvine, and a B.S. from Florida State University.





Brystin Davy
Operations
Brystin is head of operations at CycleBoard and touches many areas of the business including inventory management, human resources, affiliate marketing, order fulfillment and customer support. Brystin has deep operational experience and prior to CycleBoard she spent many years in the banking, real estate and mortgage sectors.



Chan Ry
Head of Customer Support
Chan is Head of Customer Support at CycleBoard. Chan graduated from the University of California, Santa Barbara in 2011. Chan manages all day to day customer support operations at CycleBoard including quality control inspections and warranty/repairs. Chan deeply believes that the customer is always right and continuously strives to go above and beyond to serve our customers.



April Smith
Accounting & COO Consultant
April Smith is the COO Consultant for CycleBoard, Inc. April is a member of the CycleBoard management team and assists with the daily operations and accounting and spends about 20 hrs per week on CycleBoard. In addition, April has been the Vice President of Operations for Mariners Companies since 2008, a real estate focused investment firm headquartered in Newport Beach, CA. At Mariners Companies, April is responsible for day-to-day operations, licensing, portfolio acquisition diligence review, collateral management, servicing oversight, regulatory and legal process review and management.



Brent Overfelt
Investor & Board Member
Brent Overfelt is President and co-founder of Pacific Equity Group. Pacific Equity Group is headquartered in Newport Beach, California and is a private equity acquisition and management company primarily focused in the manufacturing and Distribution sectors. Since 1999, Pacific Equity Group has invested in, acquired and managed both seasoned businesses and start up entities. In addition, Pacific Equity Group has invested capital in the real estate markets ranging from foreclosed properties, student housing and industrial buildings. Brent Overfelt graduated from Westmont College in 1994 with a degree in business economics.



Steve Olson
Investor & Board Member
Steve Olson is the sole owner and principal of Mariners Companies founded in 2007 in Newport Beach, CA. Mariners have purchased over 550 million of residential and commercial real estate assets throughout the continental US. Mariners have been involved in the

ownership and management of multiple manufactured home parks, RV parks, commercial buildings, and insurance. Prior to the launch of Mariners Companies, Steve was a principal and co-founder of Mariners Capital Inc, a boutique retail and wholesale mortgage origination platform offering loans to borrowers in 28 states. During his tenure, Mariners provided over $2 billion dollars of financing to borrowers throughout the country. Steve Olson is a graduate from the University of Southern California and is a seasoned investor in many different types of investments including residential and commercial real estate, manufacturing, agricultural, technology, and medical investments.

Offering Summary

Company : CycleBoard, Inc.

Corporate Address : 2925 College Ave. Unit B2, Costa Mesa, CA 92626

Offering Minimum : $9,996.25

Offering Maximum : $1,069,991.33

Minimum Investment Amount (per investor) : $290.80

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,375

Maximum Number of Shares Offered : 147,179

Price per Share : $7.27

Pre-Money Valuation : $11,995,500.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Investment Incentives & Bonuses

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$290 | Tier 1

$100 Gift Card on any purchase from our website + CycleBoard T-Shirt.

$500 | Tier 2

2% Bonus Shares + $100 Gift Card on any purchase from our website + 10% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$1,000 | Tier 3

4% Bonus Shares + $100 Gift Card on any purchase from our website + 15% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$2,500 | Tier 4

7% Bonus Shares + $250 Gift Card on any purchase from our website + 15% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$5,000 | Tier 5

10% Bonus Shares + $250 Gift Card on any purchase from our website + 20% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

$10,000 | Tier 6

12% Bonus Shares + $500 Gift Card on any purchase from our website +25% off any full-priced products sold through our website, excluding shipping and taxes + CycleBoard T-Shirt.

Discounts are limited to full-price items purchased through www.cycleboard.com. Discounts cannot be combined with other offers or used for products that are already discounted. All discounts are limited to personal purchases for the investor only. Purchases made by the investor to give as gifts to close friends and family members are permitted with CycleBoard's approval, which will not be unreasonably withheld. Any use of the discount other than for personal purchases or for gifts to close friends and family members is strictly prohibited. Purchases for resale are also strictly prohibited. CycleBoard expressly reserves the right to terminate an investor's discount if it reasonably believes the discount has been used to make a purchase that was not for the investor's personal use or as a gift with CycleBoard's prior approval. Any advertising of the discount in any fashion is strictly prohibited and is grounds for termination of the discount. If in doubt about whether the use of a discount is proper, contact support@cycleboard.com for clarification.

The 10% Bonus for StartEngine Shareholders

CycleBoard, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $727. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow CycleBoard, Inc. to get notified of future updates!

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Nicholas K. `16 INVESTMENTS` 9 hours ago
Great questions Adam. I'll wait on these responses as well. Thank You.

Omar S. `10 INVESTMENTS` 9 hours ago
waiting for the answers for questions asked by Adam to invest.

Adam R. 12 hours ago

Over 5 years in business, you've delivered 2900 units. That's on average 580 units. That's nothing to sneeze at, but it's only 1.58 cycleboards sold per day.

To get to $12,000,000 in revenue per year, you'd have to sell 7,100 cycleboards per year at your current average sale price to reach that figure. You're currently averaging 580 cycleboards per year.

What is your plan to increase sales of cycleboards 12X to get to $12,000,000 in annual revenues?

With $4,900,000 in lifetime sales, that's an average price of $1,690/transaction.
The average electric scooter is around $500 or less.

What data do you show that the markets you're targeting for new growth (government, schools, etc, rental shops) have any interest in paying 3X the cost of a traditional electric scooter for this product?
Do you have data to show that colleges and

Adam R. 12 hours ago
How many golf courses have purchased this product and how many units sold to date to golf courses?
How many government agencies have purchased cycleboards and how many units have been sold to them?

How do you plan to expand sales to golf courses, government agencies, rental fleets, airports, colleges, etc?
Do you plan to sell in retail settings?

Adam R. 12 hours ago
How and where are you advertising this product?

Adam R. 12 hours ago
What are your customer acquisition costs?
How are you marketing this product?
How much money do you spend per month on marketing/advertising?
What percentage of Cycleboards you sell are returned?

Adam R. 12 hours ago
I don't see any mention of cost of goods or profitability.
What are your landed costs of each model?
What is your margin per model?
How much net profit/loss did you make in 2020 on the $2,459,000 in sales?
Does the company have any debt?
What percentage of the company is owned by the founders vs other investors?
What level of inventory (cash) is currently on hand?
How much cash does the company have in the bank right now?
How many cap raises have you already completed?

With only $2.5 million in annual revenue, why is this company worthy $12,000,000 or 5X annual sales?
Do you have any commitments or purchase orders from large customers for the Cycleboard's we are unaware of?
Why did sales decline in 2018 from 2017?
The pandemic had a major influence on growth of electric transportation, do you see this growth sustainable once the pandemic ends?

I'd like to invest but need these questions answered to make an informed decision.

Team CycleBoard - CycleBoard, Inc. 19 minutes ago
Adam,
Please visit "Offering Details" , page 23 on our Form C for a full explanation on our valuation. We don't have any open orders but we are in on-going conversations with customers and distributors who have ordered/tested sample units and have expressed interest in placing larger orders as we increase our inventory levels. The year-over-year decline in 2017 ($668,985) to 2018 ($632,434) was primarily due to changing manufacturing partners, which delayed inventory and put CycleBoard in a pre-sales only selling environment for part of the year. It's hard to say if or how long the same rate of growth will persist but the rise of scooter ride-sharing and the incredible expansion of the micro-mobility industry that we saw in 2020 has put light electric vehicle/transportation front and center in peoples minds and we have always believed that the stability and ride-ability of our boards appeals to a very broad demographic creating large market potential for CycleBoard.
Please see previous response for answers to your other questions.

Thank You!

Adam R. 13 hours ago
To anyone thinking of investing, you should want answers to the questions below.

I don't see any mention of cost of goods or profitability.
What are your landed costs of each model?
What is your margin per model?
How much net profit/loss did you make in 2020 on the $2,459,000 in sales?
Does the company have any debt?
What percentage of the company is owned by the founders vs other investors?
What level of inventory (cash) is currently on hand?
How much cash does the company have in the bank right now?

> **Team CycleBoard** - CycleBoard, Inc. 22 minutes ago
> Adam,
> Our production costs range from $600 to $1,000 depending on the model with the Elite and Elite Pro models being on the lower end and the Rover and Golf models on the higher end and we have an average of approximately 45% margin per model. For landed cost we have an additional $40/unit in sea transportation to the US plus the 301 Import tariff of 25%. In 2020 we had a net loss of -$83,980, please visit "Offering Details" , page 19 on our Form C for more details on our 2020 performance. As of year end 2020, the company has $232,212 in short term debt and $1,260,000 in long term debt. You can also see this by clicking the "Show More" button above the comments section on our page. The founder (Phil LaBonty) has a 49% equity stake in the company with 55% voting rights. Steve Olson (Private Equity Investor) owns 25%, Brent Overfelt (Private Equity Investor) owns 20% and the other 6% is owned by several key employees/contributors. These details are also available under "Offering Details" ,page 16 of our Form C. As of Feb 26 2021, CycleBoard, Inc has $122,739 cash available in the bank and we have 358 units in stock with a market value of roughly $500k.
>
> Thanks so much for the detailed questions!

Nicholas K. `16 INVESTMENTS` 13 hours ago
The Tier 3 perk of 15% off any full-priced products sold through our website. Is this a lifetime perk as long as the investor still owns the shares and follows the terms of the discount program?

> **Team CycleBoard** - CycleBoard, Inc. 30 minutes ago
> Nicholas,
> The percentage discounts offered in our perks are lifetime. The gift card and accessory/merch offers are one time use.
>
> Thank You!

Michael W. `7 INVESTMENTS` 14 hours ago
What does it cost to make one?

What does it cost to make one?

Does the company have debt?

Team CycleBoard - **CycleBoard, Inc.** 33 minutes ago

Michael,

Our production costs range from $600 to $1,000 depending on the model with the Elite and Elite Pro models being on the lower end and the Rover and Golf models on the higher end and we have an average of approximately 45% margin per model. As of year end 2020, the company has $232,212 in short term debt and $1,260,000 in long term debt. You can also see these details by clicking the "Show More" button above the comments section on our page.

Thanks for your questions!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Final Script (Adjusted) 1/27:

MAIN VIDEO: https://youtu.be/DHSsf4gAN18

Phil: I started CycleBoard in 2015 after an exhaustive search for a personal electric vehicle that was exceptionally stable and fun to ride, and many of the options were either too difficult or too dangerous to put my family on.

That's when I realized this need went beyond just me and my family.

I'm fiercely passionate about improving micro-mobility, and as a father of 3, I want to leave future generations with a cleaner, healthier planet.

Since launching, we've developed multiple new models including boards optimized for street and all-terrain use.

We've been granted 3 design and utility patents, and captured media and celebrity attention along the way.

Innovation is in our DNA and our design and engineering team is constantly fine-tuning and Improving our products.

We've shipped thousands of units and our customers love their boards.

The personal electric vehicle industry is exploding, however, rider stability and safety is questionable on many of the existing devices.

Meanwhile, CycleBoard's 3 wheel platform with stability bar and intuitive steering provide a smooth and stable ride.

We believe the accessibility of the CycleBoard makes it a one-of-a-kind solution for an unprecedented time in history.

With the viability of public transportation being in question these days, people are looking for safer ways to adventure and get around in their local areas.

Awareness of the benefits of light personal electric vehicles is rapidly growing and we believe this is a unique opportunity to capture significant market share.

Crowdfunding is the perfect vehicle to raise capital so our customers and advocates have an opportunity to own part of the brand they love.

Invest in CycleBoard and become a part of the next generation of personal electric vehicles.

END

_____

VIDEO 2: https://youtu.be/BFXRiVTgobE

CycleBoard began with a simple idea, to create a safer eco-friendly personal electric vehicle that's intuitive and exciting to ride.

This goal required a fresh approach to steering; we wanted the rider to lean into the turns so steering was one fluid action, we designed the CycleBoard with a 3-wheel, lean to steer platform that pairs steering with the rider's natural instinct to move.

Whether you're a conservative rider just looking to cruise or an adrenaline junkie looking for an exciting ride experience, CycleBoard's intuitive and stable design allows nearly anyone to step on and ride.

END

_____

VIDEO 3, TESTIMONIAL https://www.youtube.com/watch?v=9UXsb8hVsVI

I've been riding the CYCLEBOARD now for about 8 months. When I was 20 years old I was in a motorcycle accident and ended up dislocating my hip and since then I ended up putting on quite a bit of weight that deteriorated it and I got severe arthritis in it.

My wife got me the CYCLEBOARD for my birthday actually; it was a present I was not expecting. At first, I was a little hesitant riding it; you know, it's a totally different experience than any other scooter I've ridden. It just blew me away the things you can do on it. How fun it is. Carving on that thing is like nothing else, you really get to feel the road better than any other scooters out there.

I get to go explore a lot of places I never would have been able to get to without it. It's a very cool experience.

END

_____

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
CYCLEBOARD, INC.

CERTIFICATE OF INCORPORATION
OF
CYCLEBOARD, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

FIRST: The name of this corporation is CycleBoard, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, in the City of Dover, County of Kent. The name of its registered agent at such address is GKL Registered Agents of DE, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 1,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up

to the number of directors to be elected, are elected. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

One Million (1,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to that dividend per share of Series Seed Preferred Stock as such holders would receive as if such share of Series Seed Preferred Stock have been converted to Common Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Original Issue Price**" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1, shall be distributed among the holders of the shares of Series Seed Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series Seed Liquidation Amount.**"

2.2   Deemed Liquidation Events.

2.2.1   Definition.   Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party, or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole.

2.2.2   Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.2.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Series Seed Director (as defined herein).

2.2.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation (the "**Series Seed Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 2 directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3   Series Seed Preferred Stock Protective Provisions. At any time when shares of Series Seed Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation;

3.3.4   reclassify, alter or amend any existing security of the Corporation;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series

Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Series Seed Director; or

   3.3.6 increase or decrease the authorized number of directors constituting the Board of Directors.

   4. Optional Conversion.

  The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

   4.1 Right to Convert.

   4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) share of fully paid and non-assessable shares of Common Stock.

   4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

   4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

   4.3 Mechanics of Conversion.

   4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall provide written notice to the Corporation at the principal office of the Corporation that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent. The close of business on the date of receipt by the Corporation of such notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date.

4.3.2　Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock

4.3.3　Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series.

4.4　Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time effect a subdivision of the outstanding Common Stock (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Common Stock, the outstanding shares of Series Seed Preferred Stock shall also be subdivided in the same proportion. If the Corporation shall at any time or from time to time combine the outstanding shares of Common Stock (by reclassification or otherwise) into a lesser number of shares of Common Stock, the outstanding shares of Series Seed Preferred Stock shall also be combined in the same proportion.

4.5　Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.6　Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.

5.　Mandatory Conversion.

5.1　Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000.00 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Series Seed Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series.

6.   Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

7.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California

Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the undersigned Incorporator on this 28th day of March, 2019.

By:_____
Rosemary White, Incorporator